April 21, 2025

Johnson Yap
Reporting Person
Soon Aik Global Pte. Ltd.
14 Ang Mo Kio Street 63
Singapore, U0, 569116

       Re: SAG Holdings Limited
           Schedule 13D filed February 24, 2025 by Soon Aik Global Pte. Ltd. File No. 005-94900
Dear Johnson Yap:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 24, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on
       Febtuary 24, 2025 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
Item 4, page 1

2. We note your disclosure that "Soon Aik acquired the securities of the Issuer as the parent company of the Issuer." Please revise to disclose the purpose or purposes of the acquisition of securities of SAG Holdings Limited. Refer to Item 4 of
Schedule 13D.
Item 5, page 1
 April 21, 2025
Page 2

3. We note your disclosure that "the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days." At present, however, only one Reporting Person has been identified. Please revise to provide the requisite disclosure for the filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the
       Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to
       "describe," at a minimum, the following: "(1) The identity of the person covered by
       Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
         We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions